

November 9, 2011

Via E-mail
Mr. James Nathanielsz
Chief Executive Officer
Propanc Health Group Corporation
576 Swan Street
Richmond, VIC, 3121, Australia

> **Re:** **Propanc Health Group Corporation**
> **Registration Statement on Form S-1**
> **Amendment No. 3 filed October 27, 2011**
> **File No. 333-175092**

Dear Mr. Nathanielsz:

We have reviewed your amendment filed October 27, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please note that references to our prior comments pertain to our correspondence dated October 13, 2011.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Prospectus Summary

1. We note your discussion relative to an escrow agent and the return of investors' funds in the event the company is unable to sell the specified minimum number of shares. Please expand the discussion to clarify whether the proceeds in the escrow account are subject to deduction for expenses and whether interest will be paid if the funds are returned.

2. We note that "purchasers who purchase shares from the selling shareholder who are also officers and directors of the company will receive the selling shareholder prospectus." Please clarify what, if anything, purchasers who purchase shares from a selling shareholder who is not an officer or director of the company will receive.

Agreements with Jersey Fortress Capital Partners, LLC, page 17

3. Please expand the discussion to state how Jersey Fortress will be compensated pursuant to the May 2011 agreement.

4. We note that pursuant to your June 2011 agreement with Jersey Fortress, you will issue to Jersey Fortress 7.2 million shares of your common stock "immediately prior to the listing of the Company's common stock…." Please reconcile the terms of the June 2011 agreement with the disclosure in notes 4 and 8 to the financial statements which indicate the shares have already been issued. In this regard, we also note the following statement on page 1 of your prospectus dated October 27, 2011:

> To date, we have not obtained listing or quotation of our securities on a national stock exchange or association or inter-dealer quotation system. We have not identified any market makers with regard to assisting us to apply for such quotation. We are unable to estimate when we expect to undertake this endeavor or whether we will be successful. In the absence of listing, no public market is available for investors in our common stock to sell the shares offered herein. We cannot guarantee that a meaningful trading market will develop or that we will be able to get the shares listed for trading.

5. Please identify the principals of Jersey Fortress and the number of shares registered for resale on their behalf pursuant to the prospectus.

Related Party Transactions, page 18

6. We note your revisions to this discussion including the identification of Mr. Nathanielsz as an officer of the company. We also note that Dr. Mitchell is identified elsewhere in the registration statement as the company's president, however you have not identified Dr. Mitchell as an officer in the discussion of related party transactions. Please advise or revise.

Business – Overview, page 19

7. Please explain how Dr. Trnka's 1995 "study" pertains to the pattern of treatment you propose to pursue. In this regard, you have not explained how the 21 late stage patients were treated and with what product or the results of the treatment. We also note that according to the current disclosure apparently more than half of the patients did not respond to the treatment and we do not know how the ten remaining patients responded to the treatment. In addition, we note the 1995 study was not a formal, controlled clinical study, was not published, and the discussion does not describe the work, if any, that was subsequently conducted "to evaluate the efficacy of this potential cancer treatment."

8. We note the statement "while these initial scientific observations continued to support the work initiated by Professor Beard many years ago, the opportunity remained for a more formal evidenced based approach to development of his proenzyme formulation using a Phase I, Phase II and III mode of study, and expanding research efforts to elucidate its mechanisms." Please state, if true, that none of the more formalized Phase I, Phase II and III studies have been completed.

PRP-DCM, page 21
POPI, page 21

9. We note your response to comment 26 and reissue the comment. We cannot locate the revisions referred to in your response.

The PRP Formulation, page 22

10. We note your response to comment 30 and reissue the comment. We cannot locate the revisions referred to in your response.

Key Highlights, page 25

11. We note the discussion in your third bullet. Please delete the term "persuasive" or provide support for such statement.

Note 12 – Subsequent Events, page F-19

12. Refer to your response to comment 52. Please tell us where you have disclosed the terms of the termination agreement with Churchill and Associates;

Selling Shareholder Prospectus

Cover Page

13. We note the primary offering will expire 90 days from the date of effectiveness and this period may be extended for an additional 90 day period. We also note the statement in the fourth paragraph that "at the time of investment, purchasers of the selling shareholder shares will not know whether and the extent to which the company obtained funding pursuant to the best efforts offering." Please expand the discussion in the fourth paragraph to disclose that you will promptly file a post-effective amendment to the selling shareholder prospectus to disclose any of the following events:
   • The breaking of escrow upon the sale of the minimum number of shares in the best efforts offering;

- The extension of the primary offering beyond the initial 90 days period, indicating the number of shares sold to date in the primary offering; or
- Cessation of the primary offering.

Plan of Distribution, page SS-1

14. Please revise the discussion to clarify that until a market develops the shares will be sold at $1.50 per share and then after a market develops the shares may be sold in ordinary broker transactions.

15. We note the bulleted list of possible methods by which the selling shareholders' shares may be sold. Please confirm, as may be applicable, that the shares will not be sold in the manner described unless such offering is eligible to be made on Form S-3 or a post-effective amendment is filed to name the underwriters, amend the plan of distribution, etc.

Exhibits

16. Please file the subscription agreements as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kiera Nakada, Staff Accountant, at (202) 551-3659 or Mary Mast, review accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Peter J. Gennuso, Esq.
    Gersten Savage LLP
    600 Lexington Avenue, 10th Floor
    New York, New York 10022